Sizzle Acquisition Corp.
4201 Georgia Avenue NW
Washington DC 20011

VIA EDGAR

October 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones

Re:        Sizzle Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 27, 2021

File No. 333-254182

Dear Mr. Jones:

Sizzle Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 21, 2021, regarding the above-referenced Amended Registration Statement on Form S-1 filed with the Commission on September 27, 2021 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1 filed September 27, 2021

General

1.	We note your new disclosure on page 10 that your initial stockholders will own approximately 28.8% of your issued and outstanding shares after this offering as well as the revised disclosure in the risk factor on page 25 and the three new risk factors on pages 26 and 40 related to such ownership. Please revise:

●	the disclosure in the bullet point on page 18 to highlight that initial stockholders control a substantial interest in the company and may influence certain actions requiring a shareholder vote;

●	the Summary of Risk Factors section on page 18 to include a bullet point to highlight initial stockholders own a higher interest in you than most other similarly structured blank check companies as mentioned in the new risk factor on page 26;

●	the disclosure in the two new risk factors on page 40 about dilution and comparative value to clarify that these risks may have a greater impact on public investors than other SPACs where the shareholders have a 20% interest; and

●	the Risk Factors section beginning on page 20 to more prominently disclose the risk factors noted above on pages 25, 26 and 40.

Response: The Staff’s comments are duly noted and we have revised the disclosures on pages 18, 20, 21 and 22 of Amendment No. 4 in response thereto.

************

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 22, 2021

We thank the Staff in advance for its review of the foregoing and Amendment No. 4. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Steve Salis
Steve Salis, Chief Executive Officer

cc:  Ellenoff Grossman & Schole LLP

Graubard Miller